KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
September 17, 2008
John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home
Definitive Proxy Statement on Schedule 14A filed March 5, 2008
File No. 001-09195
Dear Mr. Hartz:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 15, 2008 regarding the Definitive Proxy Statement on Schedule 14A we filed with the Commission on March 5, 2008.
Below we have reprinted these comments in bold, followed by our responses.
Definitive Proxy Statement on Schedule 14A filed March 5, 2008
Key Considerations in 2007, page 27
1.	We note your responses to comments 4 and 8 in our letter dated May 27, 2008. Please tell us, with a view toward future disclosure, whether the compensation committee considered the decrease in the company’s profit margin in analyzing the key consideration of improving gross and pre-tax margins and, if so, what effect this had on their compensation decisions.
Response:
As discussed in our responses to Comments 4 and 8 in your letter dated May 27, 2008, the Key Considerations for 2007, including “Improve our gross and pre-tax margins,” provided a framework under which the Compensation Committee established annual individual objectives for each NEO and other senior executives appropriate to their respective roles and responsibilities. The specific annual objectives for our NEOs were described in our prior responses.
In determining the eligibility of each NEO (other than our CEO) for a 2007 fiscal year annual incentive, the Compensation Committee considered each NEO’s individual performance in achieving his respective annual objectives. As attaining a certain profit margin or trend was not an explicit annual objective for these NEOs, the Compensation Committee did not specifically consider the decrease in our profit margin in reaching its annual incentive eligibility determinations. However, as discussed in our prior responses, the Compensation Committee considered our 2007 fiscal year financial results (including the decrease in our profit margin) in deciding, in its discretion, to significantly reduce the actual annual incentive compensation paid out to each of these NEOs relative to the amounts each NEO was eligible to receive.
As discussed in our Proxy Statement and in our responses to Comments 4 and 8 in your letter dated May 27, 2008, the Compensation Committee approved a discretionary annual bonus for our CEO based on its evaluation of his performance and accomplishments with respect to his annual objectives. In addition to its evaluation of our CEO’s performance and accomplishments, the Compensation Committee generally considered our 2007 fiscal year financial results in approving the discretionary bonus.
Annual Incentives and Discretionary Bonuses, page 30
2.	We note your response to comment 11 in our letter dated May 27, 2008. Please tell us whether the achievement of an objective performance goal based on the level of your pre-tax income or loss for 2008 is materially different than the compensation policies applied for fiscal 2007. If so, tell us, with a view toward future disclosure, the specific financial performance target amounts for the 2008 fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K, page 34 of the Final Rule Release No. 33-8732A, and Question 118.02 of our Compliance and Disclosure Interpretations, which is available on our website under the Division of Corporation Finance.
Response:
The basis for the 2008 fiscal year annual incentive compensation that may be awarded to our NEOs is the achievement of an objective performance goal based on the level of our pre-tax income or loss for the year. This basis is not materially different from the compensation policies that were applied in determining 2007 fiscal year annual incentive compensation. As stated in our response to Comment 11 in your letter dated May 27, 2008, we disclosed this basis voluntarily in our Proxy Statement. We consider the basis and specific performance objectives on which 2008 fiscal year annual incentive compensation may be awarded to not be material to an understanding of NEO compensation for our 2007 fiscal year or otherwise material in the context of our 2007 Compensation Discussion and Analysis. Accordingly, we believe disclosure of the basis and specific performance objectives to not have been required in our Proxy Statement based on Instruction 2 to Item 402(b) of Regulation S-K, the Commission’s Compliance and Disclosure Interpretations of Regulation S-K, or the discussion in the recent Staff Observations in the Review of Executive Compensation Disclosure under “Compensation Discussion and Analysis – Performance Targets.”
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We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4028, Domenico Cecere, our Executive Vice President and Chief Financial Officer, at 310-231-4014 or Wendy C. Shiba, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4080.
Sincerely,
/S/ WILLIAM R. HOLLINGER
William R. Hollinger
Senior Vice President and Chief Accounting Officer

cc:	Brigitte Lippmann, Staff Attorney
Pamela Long, Assistant Director
Dale Welcome, Staff Accountant
(U.S. Securities and Exchange Commission)

Domenico Cecere, Executive Vice President and Chief Financial Officer
Wendy C. Shiba, Executive Vice President, General Counsel and Corporate Secretary
(KB Home)

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